UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number  000-52618

Southern Trust Securities Holding Corp
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

145 Almeria Ave.,Coral Gables, FL 33134 305 446 4800
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listinagnd/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Trust Securities Holding Corp (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notfiication to be signed on its behalf by the undersigned duly authorized person.

January 22, 2015	By:	/s/ Robert Escobio	Secretary Director
Date	Name:	Robert Escobio	Title

1   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.